Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

April 9, 2018

VIA EDGAR TRANSMISSION Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust II (CIK No. 0001518042; File Nos. 333- 174926, 811-22549) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Northern Lights Fund Trust II (the “Trust”) respectfully requests withdrawal of Post-Effective Amendment No. 378 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 378”) (Accession Number: 0001580642-18-000407) relating to adding the Balter Merger Opportunity Fund (the “Fund”) as a new series of the Trust.

Post-Effective Amendment No. 378 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 26, 2018, pursuant to Rule 485(a) under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by the Post-Effective Amendment No. 378. If and when the Trust decides to offer shares of the Fund, it will re-file a new post-effective amendment to its registration statement.

After discussion with the Securities and Exchange Commission (“Commission”) staff, the Trust is requesting the withdrawal of the Registration Statement. The Trust believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of the Registration Statement.

Please direct any questions concerning this letter to David J. Baum, of Alston & Bird LLP, counsel to the Trust at (202) 239-3346.

Very truly yours,
/s/ Kevin E. Wolf
Kevin E. Wolf
President Northern Lights Fund Trust II